FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the Notice of Annual Meeting of Shareholders and Proxy Statement of Diana Containerships Inc. ("the Company"), which was mailed to shareholders of the Company on or around January 9, 2019.

Attached to this report on Form 6-K as Exhibit 99.2 is the Proxy Card of the Company, which was mailed to shareholders of the Company on or around January 9, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC. (registrant)

Dated: January 10, 2019	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

January 9, 2019
TO THE SHAREHOLDERS OF DIANA CONTAINERSHIPS INC.
Enclosed is a Notice of the Annual Meeting of Shareholders (the "Meeting") of Diana Containerships Inc. (the "Company") which will be held at Four Seasons Hotel, Amathus Avenue 67/69, 4532 Ayios Tychonas, Limassol, Cyprus on February 19, 2019 at 02:00 p.m. local time in Limassol.

At the Meeting, holders of shares of the Company's common stock and Series C preferred stock (together, the "Shareholders") will consider and vote upon the following proposals:
1.	To elect three Class III Directors to serve until the 2022 Annual Meeting of Shareholders ("Proposal One");
2.
To approve the change of name of the Company from "Diana Containerships Inc." to "Performance Shipping Inc." and the amendment of the Company's Amended and Restated Articles of Incorporation in order to reflect the foregoing ("Proposal Two");

3.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2019 ("Proposal Three"); and
4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person or by proxy. Adoption of Proposal Two requires the affirmative vote of a majority of all votes eligible to be cast by Shareholders entitled to attend and vote at the Meeting. Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT JANUARY 9, 2019, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.
Very truly yours,
Symeon P. Palios
Chief Executive Officer

18 Pendelis Str., 175 64 Palaio Faliro, Athens, Greece
Tel: + (30) (216) 6002-400, Fax: + (30) (216) 6002-599
e-mail: ir@dcontainerships.com – www.dcontainerships.com

DIANA CONTAINERSHIPS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
February 19, 2019
NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock and Series C preferred stock (together, the "Shareholders") of Diana Containerships Inc. (the "Company") will be held on February 19, 2019 at 02:00 p.m. local time at Four Seasons Hotel, Amathus Avenue 67/69, 4532 Ayios Tychonas, Limassol, Cyprus (the "Meeting") for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:
1.	To elect three Class III Directors to serve until the 2022 Annual Meeting of Shareholders;
2.
To approve the change of name of the Company from "Diana Containerships Inc." to "Performance Shipping Inc." and the amendment of the Company's Amended and Restated Articles of Incorporation in order to reflect the foregoing;

3.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2019; and
4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The board of directors has fixed the close of business on December 28, 2018 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on December 28, 2018.

If you attend the Meeting, you may revoke your proxy and vote in person.
BY ORDER OF THE BOARD OF DIRECTORS

Ioannis G. Zafirakis Secretary

January 9, 2019
 Athens, Greece

DIANA CONTAINERSHIPS INC.
18 PENDELIS STR.
175 64 PALAIO FALIRO
ATHENS GREECE
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 19, 2019
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Diana Containerships Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of holders of shares of common stock and Series C preferred stock of the Company (together, the "Shareholders") to be held at Four Seasons Hotel, Amathus Avenue 67/69, 4532 Ayios Tychonas, Limassol, Cyprus on February 19, 2019 at 02:00 p.m. local time in Limassol, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company entitled to vote at the Meeting on or about December 28, 2018.
VOTING RIGHTS AND OUTSTANDING SHARES
On December 28, 2018 (the "Record Date"), the Company had outstanding 14,463,231 shares of common stock, par value $0.01 per share (the "Common Shares") and 100 shares of Series C preferred stock, par value $0.01 per share (the "Series C Preferred Shares," and together with the Common Shares, the "Shares"). Each Shareholder of record at the close of business on the Record Date is entitled to one (1) vote for each Common Share then held and two hundred fifty thousand (250,000) votes for each Series C Preferred Share then held, provided however, that pursuant to the Statement of Designation of the Series C Preferred Stock, no holder of Series C Preferred Shares may exercise voting rights pursuant to any share of Series C Preferred Stock that would result in the total number of votes such holder, together with its affiliates, is entitled to vote (including any voting power derived from Series C Preferred Shares or Common Shares) to exceed 49.0% of the total number of votes eligible to be cast. One or more Shareholders representing at least one third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Common Shares are listed on the Nasdaq Global Select Market ("Nasdaq") under the symbol "DCIX."
REVOCABILITY OF PROXIES
A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's corporate office, 18 Pendelis Str., 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS
The Company currently has seven directors divided into three classes. As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director's successor is elected and has qualified. Accordingly, the Board has nominated Symeon Palios, Giannakis (John) Evangelou, and Nikolaos Petmezas, each a Class III Director, for re-election as directors whose term would expire at the 2022 Annual meeting.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company's Board
Information concerning the nominees for directors of the Company is set forth below:
Name	Age	Position
Symeon Palios	78	Class III Director
Giannakis (John) Evangelou	74	Class III Director
Nikolaos Petmezas	70	Class III Director

Symeon Palios has served as our Chief Executive Officer and Chairman of the Board since January 13, 2010 and has served as Chief Executive Officer and Chairman of the Board of Diana Shipping Inc. since February 21, 2005 and as a Director of that company since March 9, 1999. Mr. Palios also serves currently as the President of Diana Shipping Services S.A. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. Since 1972, when he formed Diana Shipping Agencies S.A., Mr. Palios has had overall responsibility for its activities. Mr. Palios has experience in the shipping industry since 1969 and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. Mr. Palios has also served as President of the Association "Friends of Biomedical Research Foundation, Academy of Athens" since 2015. He holds a bachelor's degree in Marine Engineering from Durham University.
Giannakis (John) Evangelou has served as an independent Director of the Company and as the Chairman of the Company's Audit Committee since February 8, 2011. Mr. Evangelou is also a member of the Board of Directors of Baker Tilly South East Europe, a professional services company. Mr. Evangelou retired from Ernst & Young (Hellas), which he joined as a partner in 1998, on June 30, 2010. During his 12 years at Ernst & Young, he acted as Transaction Support leader for Greece and a number of countries in Southeast Europe including Turkey, Bulgaria, Romania and Serbia. In addition to his normal duties as a partner, Mr. Evangelou held the position of Quality and Risk Management leader for Transaction Advisory Services responsible for a sub-area comprising 18 countries spanning from Poland and the Baltic in the North to Cyprus and Malta in the South. From 1986 through 1997, Mr. Evangelou held the position of Group Finance director at Manley Hopkins Group, a Marine Services Group of Companies. From 1991 through 1997, Mr. Evangelou served as Chief Accounting Officer for Global Ocean Carriers, a shipping company that was listed on a U.S. stock exchange during that time. From 1996 to 1998, Mr. Evangelou was an independent consultant and a member of the team that prepared Royal Olympic Cruises for its listing on Nasdaq. From 1974 through 1986, Mr. Evangelou was a partner of Moore Stephens in Greece. Additionally, Mr. Evangelou is a Fellow of the Institute of Chartered Accountants in England and Wales, a member of The Institute of Certified Public Accountants of Cyprus and a member of the Institute of Certified Accountants—Auditors of Greece.

Nikolaos Petmezas has served as an independent Director of the Company and as a member of the Company's Compensation Committee since the completion of the Company's private offering in 2010. From 2001 until mid-2015, Mr. Petmezas served as the Chief Executive Officer of Maersk-Svitzer-Wijsmuller B.V. Hellenic Office and, prior to its acquisition by Maersk, as a Partner and as Chief Executive Officer of Wijsmuller Shipping Company B.V. He has also served since 1989 as the Chief Executive Officer of N.G. Petmezas Shipping and Trading, S.A., and since 1984 as the Chief Executive Officer of Shipcare Technical Services Shipping Co. LTD. Since 1995, Mr. Petmezas has served as the Managing Director of Kongsberg Gruppen A.S. (Hellenic Office) and, from 1984 to 1995, as the Managing Director of Kongsberg Vaapenfabrik A.S. (Hellenic Branch Office). Mr. Petmezas served on the Board of Directors of Neorion Shipyards, in Syros, Greece from 1989 to 1992. Mr. Petmezas began his career in shipping in 1977, holding directorship positions at Austin & Pickersgill Ltd. Shipyard and British Shipbuilders Corporation until 1983. Mr. Petmezas has been a member of the Advisory Committee of Westinghouse Electric and Northrop Grumman since 1983 and a Honorary Consul under the General Consulate of Sri Lanka in Greece since 1995. Mr. Petmezas holds degrees in Law and in Political Sciences and Economics from the Aristotle University of Thessaloniki and an LL.M. in Shipping Law from London University.
Audit Committee. The Company's Board has established an Audit Committee, composed of two independent members of its board of directors, who are responsible for reviewing the Company's accounting controls, recommending to the board of directors the engagement of its external auditors and pre-approving audit and audit-related services and fees. As directed by its written charter, the Audit Committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the Audit Committee. Mr. Giannakis (John) Evangelou serves as Chairman of the Audit Committee and Mr. Antonios Karavias serves as a member. The Company believes that Mr. Evangelou qualifies as an "audit committee financial expert," as such term is defined under Securities and Exchange Commission rules.
Corporate Governance Practices. As the Company is a foreign private issuer, it is exempt from the Nasdaq corporate governance rules, other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee's members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii).
Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal One.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF CHANGE OF NAME OF THE COMPANY
The Board is submitting for approval at the Meeting the change of name of the Company from "Diana Containerships Inc." to "Performance Shipping Inc." and the amendment of the Company's Amended and Restated Articles of Incorporation (the "Articles") in order to reflect the foregoing.
The language which will amend Section 1 of the Company's Articles to change the Company's name to "Performance Shipping Inc." is attached to this proxy statement as Exhibit A.
Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of all votes eligible to be cast by Shareholders entitled to attend and vote at the Meeting.
Effect of abstentions. Abstentions will have the effect of voting AGAINST Proposal Two.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE CHANGE OF NAME OF THE COMPANY. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2019.
Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee.
 Required Vote. Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal Three.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
BY ORDER OF THE BOARD OF DIRECTORS

Ioannis G. Zafirakis Secretary
January 9, 2019
Athens, Greece

EXHIBIT A
If Proposal Two is adopted by the affirmative vote of a majority of all votes eligible to be cast by Shareholders entitled to attend and vote at the Meeting, Section 1 of the Company's Articles will be amended to change the Company's name to "Performance Shipping Inc.," as follows:
"The name of the Corporation is: Performance Shipping Inc."

Exhibit 99.2

***COMPUTERSHARE***
***ATTN: KERRI SHENKIN***
***480 WASHINGTON BOULEVARD***
***29TH FLOOR***
***JERSEY CITY, NJ 07310***

**VOTE BY INTERNET - www.proxyvote.com**
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

**ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS**
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

**VOTE BY PHONE - 1-800-690-6903**
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

**VOTE BY MAIL**
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E55128-P16390

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DIANA CONTAINERSHIPS INC.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Symeon Palios
02) Giannakis (John) Evangelou
03) Nikolaos Petmezas

The Board of Directors recommends you vote FOR proposals 2 and 3.

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date